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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of December 2000


                            PARADIGM GEOPHYSICAL LTD.
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                (Translation of Registrant's Name into English)


   SHENKAR STREET 9, GAV YAM CENTER NO.3, P.O.B. 2061 HERZLIA B, ISRAEL 46120
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes........ No....X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................


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         At a Shareholders meeting held on November 30, 2000 the following were either elected or appointed as Directors of the Company.

Mr. Thierry Le Roux

Mr. Zvi Zamir

Ms. Mary Safrai


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SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PARADIGM GEOPHYSICAL LTD.
                                          (Registrant)


                                          By: /s/ JONATHAN KELLER
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                                                  Jonathan Keller
                                                  Company Secretary

Dated: 5 December, 2000